AJ Greentech Holdings, Ltd.

July 10, 2014

Via EDGAR Only

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Attention: John Cash

Branch Chief

Re: AJ Greentech Holdings, Ltd.

Form 10-K for the year ended December 31, 2013

Filed April 14, 2014

File No. 0-53737

Dear Mr. John Cash:

Please be advised that I am the duly authorized CEO of AJ Greentech Holdings, Ltd., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Branch Chief of the U.S. Securities and Exchange Commission (the “Commission”), dated June 27, 2014, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on the Form 10K/A filed herewith. Our responses follow the text of each comment and are produced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your independent audit report refers to the financial statements as of and for the year ended December 31, 2013. We further note your reference to a second audit report in the index to your financial statements. Please amend your filing to include an audit report for all periods presented, as appropriate.

We have revised the 10K filing to include an audit report for all periods presented, please refer to our 10K/A dated on July 10, 2014.

Notes to the Consolidated Financial Statements

2. Your disclosure indicates that on October 31, 2013 you transferred your stock in your China subsidiaries to a former director and that you have exited the China cleanfuel business. Please tell us how you accounted for this disposition. Please reference the appropriate authoriative guidance.

We have accounted the above transaction in Note 10, as below:

NOTE 10 – SPIN-OFF OF SUBSIDIARIES TRANSACTION

The Company had spun off wholly-owned subsidiaries as of October 31, 2013 and for period December 31, 2012 to December 31, 2013.

 At December 31, 2013, the assets and liabilities of the spun off entities were not included in assets or liabilities of the Company, and, for the period ended December 31, 2013, the results of operations of the spun off entities through October 31, 2013 are reflected as a net loss from spun off entities. At December 31, 2012, the assets and liabilities of the spun off subsidiaries are reflected on the balance sheet as assets or liabilities of entity spun off, and the results of the operations of the subsidiaries are reflected as loss from the operation of entity spun off.

As a part of the spin off transaction of the Company’s subsidiaries, the net liabilities of the subsidiaries were adjusted to additional paid in capital.

We have included the consolidated balance sheet and consolidated statement of operation on Note 10 to reflect the above transactions. The components of loss from operations of the entity spun off for the year ended December 31, 2013 are shown there.

The Company follows Section 810-10-40 of the FASB Accounting Standards Codification (“Section 810-40-40”) and Section 205-20 of the FASB Accounting Standards Codification (“Section 205-20”) for the above transactions.

Note 8 – Capital Stock and Share Based Payment

3. Your disclosure indicates that you entered into an agreement to acquire all of the issued and outstanding stock of Jin Chih International, Ltd., a Taiwan corporation and that you had not issued the stock consideration for this acquisition as of December 31, 2013. Please tell us how you are accounting for this acquisition, including what the acquisition date was and how you determined such date. In addition, please explain why it appears that you have included the historical financial information for this subsidiary for periods prior to the acquisition. Please reference the authoritative guidance that you relied on in determining your acquisition accounting.

The company has filed 8K dated December 2, 2013 for this acquisition, it was on November 30, 2013 the acquisition occurred. Please see below 8K statement:

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 30, 2013, American Jianye Greentech Holdings Ltd. (the “Company”) entered into an agreement to acquire all of the issued and outstanding stock of Jin Chih International, Ltd., a Taiwan corporation, from its sole owner Chu Li An for five million shares of the Company’s common stock. The closing under the Agreement was held on November 30, 2013. Jin Chih is in developing and marketing greentech products such as electric car components and solar system. It is the innovator of connecting new energy with agriculture techniques. It is also investor of professional and high-eggicient energy assets.

We have included the historical financial information for this subsidiary for periods prior to the acquisition based on Section 210.3-05(b)(2) of Regulation S-X

According to Reg S-X Section 210.3-05(b)(2) Financial statements of businesses acquired or to be acquired:

(C)onditions: (i) Investment, (ii) Total assets, (iii) Revenue, or (iv) Net Income (Absolute value if Loss) as % of Parent Company

(C) < 20%	No audited financials required
20% <= (C) < 40%	One (1) year audited financials required
40% <= (C) < 50%	Two (2) years audited financials required
(C) > 50%

Three (3) years audited financials required,

the earliest of the three fiscal years required may

be omitted (effectively two (2) years) by the acquired

business in its most recent fiscal year, are less than $25

million ($50 million as amended by SEC Release

No. 33-8876 SMALLER REPORTING COMPANY

REGULATORY RELIEF AND

SIMPLIFICATION effective February 4, 2008)

The company hereby acknowledges the following:

☐  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

AJ Greentech Holdings, Ltd.

By:	/s/ Chu Li An

Name:	Chu Li An
Title:	CEO